Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Adherex Technologies Inc.
4620 Creekstone Drive, Suite 200
Durham, NC 27703

Item 2	Date of Material Change

January 18, 2007

Item 3	News Release

Press Release of Adherex Technologies Inc. dated January 18, 2007 is attached as Exhibit “A” to this report.

Item 4	Summary of Material Change

On January 18, 2007, Adherex announced that it had amended its July 14, 2005 Development and License Agreement for eniluracil with GlaxoSmithKline (NYSE: GSK) by purchasing all of GSK’s remaining options under the Agreement. As a result, Adherex will assume full direction and control over the product’s future development pursuant to the terms of the license, including the ability to partner and/or sub-license the product to third parties. An upfront fee of US$1 million is due on closing, which is expected to occur on or about March 1, 2007.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

D. Scott Murray, Vice President, General Counsel and Corporate Secretary of Adherex, is knowledgeable about the material change and this report. His business telephone number is (919) 484-8484.

Item 9	Date of Report

January 18, 2007.